Exhibit 99.1

Reitar Logtech Holdings Limited Announces Signing of

Memorandum of Understanding for Proposed Strategic Equity Investment

of up to US$60,000,000 Priced at US$4.00 per Share

HONG KONG, February 24, 2026 – Reitar Logtech Holdings Limited (NASDAQ: RITR) (“Reitar” or the “Company”), a market leader in Hong Kong’s smart logistics and automated warehousing sector, today announced that it has entered into a non-binding Memorandum of Understanding (the “MOU”) with Equator Capital Management SPC (“Equator Capital”), acting for and on behalf of the Segregated Portfolio “Equator Private Equity Fund SP,” a segregated portfolio company incorporated in the Cayman Islands (the “Investor”).

The MOU outlines the principal terms of a proposed strategic equity investment of up to US$60,000,000 (Sixty Million United States Dollars) in the Company by the Investor, through the subscription of newly issued ordinary shares of the Company at a price of US$4.00 per share (the “Proposed Transaction”). The completion of the Proposed Transaction is subject to the negotiation and execution of definitive transaction documents and the satisfaction of certain conditions precedent.

The proceeds of the proposed investment are intended to primarily fund the Company’s participation in a consortium to acquire a controlling equity interest in a leading international logistics company with a significant presence in Southeast Asia, Europe, and the PRC (the “Target”). The Company is partnering in this consortium (the “Consortium”) with a leading industrial private equity firm focused on the logistics technology sector, with Assets Under Management of several billion US dollars (the “Consortium Partner”).

Mr. Chan Kin Chung, Chairman and Chief Executive Officer of Reitar, commented: “We are delighted to announce this significant milestone for Reitar. The proposed investment by Equator Capital will provide the Company with the necessary capital to pursue a transformative acquisition that we believe will significantly enhance our competitive position and expand our international footprint. By partnering with a world-class consortium partner and acquiring a leading international logistics platform, we are positioning Reitar to become a truly global player in the logistics technology industry. We believe this strategic initiative will create substantial long-term value for our shareholders.”

Key Terms of the MOU

The principal terms of the MOU are summarized below:

•	Investment Amount: Up to US$60,000,000 (Sixty Million United States Dollars).

•	Subscription Price: US$4.00 per newly issued ordinary share of the Company.

•	Use of Proceeds: Not less than 92% of the investment proceeds are designated to fund the Company’s capital contribution to the Consortium for the acquisition of the Target, with not more than 8% allocated for transaction-related professional fees and general working capital purposes of the Company.

•	Key Conditions Precedent: The completion of the Proposed Transaction is conditional upon, among other things: (i) the satisfactory completion of due diligence by the Investor; (ii) the execution of a definitive consortium agreement between the Company and the Consortium Partner; (iii) the negotiation and execution of definitive transaction documents; (iv) the receipt of all necessary corporate and regulatory approvals; (v) the Target having achieved audited annual earnings before interest, taxes, depreciation, and amortization (“EBITDA”) of not less than US$8,000,000 (Eight Million United States Dollars) for its most recently completed financial year; and (vi) no material adverse effect having occurred.

•	Exclusivity: The Company has granted the Investor a 90-day exclusivity period during which the Company will not solicit, initiate, or engage in discussions regarding any competing equity financing or investment transaction.

•	Termination: The MOU will automatically terminate upon the earliest of: (i) the execution of definitive transaction documents; (ii) the expiration of the 90-day exclusivity period without the execution of definitive transaction documents; or (iii) the mutual written agreement of the parties to terminate. Upon termination, the legally binding provisions regarding confidentiality, costs and expenses, and governing law shall survive in accordance with their terms.

•	Governing Law: The MOU is governed by the laws of the Cayman Islands.

The MOU is non-binding in nature, except for certain provisions relating to exclusivity, confidentiality, which survives for a period of two years, costs and expenses, governing law and dispute resolution, and miscellaneous matters, which are legally binding upon the parties. There can be no assurance that the Proposed Transaction will be completed on the terms described herein, or at all.

About Reitar Logtech Holdings Limited

Reitar Logtech Holdings Limited is a premier provider of smart logistics and automated warehousing solutions headquartered in Hong Kong. The Company is one of the market leaders in Hong Kong’s smart logistics and automated warehousing sector, committed to innovating the logistics industry through the integration of advanced robotics, artificial intelligence, and data-driven analytics to enhance operational efficiency and create value for its clients across the supply chain. The Company’s ordinary shares are listed on the Nasdaq Capital Market under the ticker symbol “RITR”.

Safe Harbor Statement

This press release contains “forward-looking statements” within the meaning of the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements reflect the Company’s current expectations and beliefs regarding future events and are not historical facts. Forward-looking statements in this press release include, without limitation, statements regarding the proposed investment, the proposed acquisition, the expected use of proceeds, the anticipated benefits of the Proposed Transaction, and the Company’s strategic plans and objectives. These statements involve known and unknown risks, uncertainties, and other factors that may cause the Company’s actual results, performance, or achievements to be materially different from those expressed or implied by the forward-looking statements.

Such risks and uncertainties include, but are not limited to: (i) the ability of the parties to negotiate and execute definitive transaction documents on acceptable terms; (ii) the satisfaction of conditions precedent to the completion of the Proposed Transaction, including the financial performance conditions of the Target; (iii) the receipt of all necessary corporate and regulatory approvals; (iv) the ability of the Company and the Consortium Partner to complete the acquisition of the Target; (v) general economic and market conditions; and (vi) other risks and uncertainties described in the Company’s filings with the U.S. Securities and Exchange Commission. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of this press release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise, except as required by applicable law.

Contact:

Investor Relations

Reitar Logtech Holdings Limited

Unit 801, 8/F, Tower 2, The Quayside,

77 Hoi Bun Road, Kwun Tong, Kowloon, Hong Kong

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